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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                               (AMENDMENT NO. 2)

                                SOUTHDOWN, INC.
                       (Name of Subject Company (issuer))

                             CENA ACQUISITION CORP.
                              CEMEX, S.A. de C.V.
                      (Names of Filing Persons (offerors))

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                    COMMON STOCK, PAR VALUE $1.25 PER SHARE;
                       RIGHTS TO PURCHASE PREFERRED STOCK
                         (Title of Class of Securities)

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                                   841297104
                     (CUSIP Number of Class of Securities)

                               RAMIRO VILLARREAL
                              CEMEX, S.A. de C.V.
                           AVE. CONSTITUCION 444 PTE.
                      MONTERREY, NUEVO LEON, MEXICO 64000
                         TELEPHONE: (011-528) 328-3000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
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
Randall H. Doud, Esq.                         Frank Ed Bayouth II, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square                             1600 Smith Street, Suite 4400
New York, N.Y. 10036                          Houston, Texas  77002
Telephone: 212-735-3000                       Telephone:  713-655-5100

[_]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[_]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[_]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[_]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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      This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on October 5, 2000, as amended (the "Schedule TO"), by CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), and CENA Acquisition Corp., a Delaware corporation and an indirect subsidiary of CEMEX ("Purchaser"), with respect to Purchaser's offer to purchase all outstanding shares of common stock, par value $1.25 per share, of Southdown, Inc., a Louisiana corporation ("Southdown"), including related preferred stock purchase rights issued in respect of the Company Common Stock (such common stock and related rights, collectively, the "Shares"), at a price of $73.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 8.

      Item 8 of the Schedule TO is hereby amended and supplemented to include the following:

      On November 6, 2000, CEMEX issued a press release announcing that Purchaser had accepted for purchase and payment 33,023,207 of the issued and outstanding Shares pursuant to the Offer. The press release states that the 33,023,207 Shares equal 91.7% of the issued and outstanding Shares and that the 33,023,207 Shares includes 1,603,929 Shares that have been tendered to Purchaser where delivery of the Shares within three business days of the expiration of the Offer has been guaranteed. A copy of the press release is filed as Exhibit
(a)(5)(F) hereto and is incorporated herein by reference.

ITEM 11.

      Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

      On November 6, 2000, CEMEX issued a press release announcing that Purchaser had accepted for purchase and payment 33,023,207 of the issued and outstanding Shares pursuant to the Offer. The press release states that the 33,023,207 Shares equal 91.7% of the issued and outstanding Shares and that the 33,023,207 Shares includes 1,603,929 Shares that have been tendered to Purchaser where delivery of the Shares within three business days of the expiration of the Offer has been guaranteed. A copy of the press release is filed as Exhibit
(a)(5)(F) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

      Item 12 of the Schedule TO is hereby amended to add the following:

      (a)(5)(F) Press Release dated November 6, 2000.

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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CENA Acquisition Corp.


                                    By:    /s/ JEFFREY H. SMITH
                                        -----------------------
                                          Name:  Jeffrey H. Smith
                                          Title: Director and Treasurer


                                    CEMEX, S.A. de C.V.


                                    By:     /s/ FRANCISCO GARZA
                                        -----------------------
                                          Name:   Francisco Garza
                                          Title:  President of CEMEX North
                                                  America and Trading


Dated: November 6, 2000

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                                 EXHIBIT INDEX

EXHIBIT NO.    EXHIBIT NAME
-----------    ------------
(a)(5)(F)      Press Release dated November 6, 2000.

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